SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

FIBERNET TELECOM GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

315653105

(CUSIP Number)

Deborah J. Noble, Corporate Secretary
8200 Dixie Road
Suite 100
Brampton, Ontario L6T 5P6
Canada
(905) 863-1103

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 7, 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 Pages

CUSIP No. 315653105

1	NAMES OF REPORTING PERSONS / IRS IDENTIFICATION NO. OF REPORTING PERSON:

          Nortel Networks Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

(a)	(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions): OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF	7	SOLE VOTING POWER	18,082,201
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	-0-
EACH
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER	18,082,201
WITH

	10	SHARED DISPOSITIVE POWER	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,082,201(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 26.3%(2)

14	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Includes (a) 8,547,360 shares of common stock of the Issuer issued upon the conversion of 373,947 shares of nonvoting Series H Preferred Stock of the Issuer, (b) 1,901,253 shares of common stock of the Issuer issued upon conversion of all of its shares of nonvoting Series I Preferred Stock of the Issuer, and (c) 7,633,588 shares of common stock of the Issuer issuable upon the conversion of 100,000 shares of nonvoting Series H Preferred Stock of the Issuer. The common stock and Series H Preferred Stock are held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a wholly-owned subsidiary of Nortel Networks Corporation.

(2)	Based on 61,112,535 shares of common stock of the Issuer issued and outstanding as of December 6, 2001, as set forth in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on December 7, 2001 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

Page 3 of 12 Pages

AMENDMENT NO. 1
TO
SCHEDULE 13D

     This Amendment No. 1 amends the Statement on Schedule 13D (the “Statement”) filed on February 12, 2001 by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of FiberNet Telecom Group, Inc. (“FiberNet”). Capitalized terms used and not defined herein have the meanings set forth in the Statement. The Statement, as amended by this Amendment No. 1, is referred to herein as “Schedule 13D”.

     With respect to Items 2, 4, 5 and 6 of the Statement, the Schedule I attached to the Statement is hereby replaced with the Schedule I attached hereto.

Item 1. Security and Issuer

     The second and third sentences of Item 1 of the Statement are hereby deleted.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended to read as follows:

     Nortel Networks Inc. acquired its shares of Series H Preferred Stock and Series I Preferred Stock for an aggregate original purchase price of $50,000,000, plus $133,000 attributable to accrued dividends of FiberNet Series G Preferred Stock. In connection with the agreement of Nortel Networks Inc. to certain concessions relating to the issuance by FiberNet of its Series J Convertible Preferred Stock to unrelated purchasers (the “Transaction”), Nortel Networks Inc. converted 373,947 shares of Series H Preferred Stock and all of its shares of Series I Preferred Stock into an aggregate of 10,448,613 shares of Common Stock.

Item 4. Purpose of the Transaction

     Item 4 of the Statement is amended to include the following paragraphs after the first paragraph:

     As of the date of the Transaction, December 7, 2001, and as the result of accrued dividends payable with respect to the Series H Preferred Stock and Series I Preferred Stock, the Series H Preferred Stock was convertible into an aggregate of 10,472,366 shares of Common Stock and the Series I Preferred Stock was convertible into an aggregate of 1,901,253 shares of Common Stock.

     In connection with the Transaction Nortel Networks Inc. (a) converted 373,947 shares of Series H Preferred Stock into 8,547,360 shares of Common Stock, and (b) converted all of its shares of Series I Preferred Stock into 1,901,253 shares of Common Stock. In addition, in connection with the Transaction the number of shares of Common Stock into which Nortel

Page 4 of 12 Pages

Networks Inc.’s remaining 100,000 shares of Series H Preferred Stock are convertible increased to 7,633,588.

Item 5. Interest in Securities of the Issuer

(a)	Number and Percentage of Securities Owned:

The first paragraph of Item 5(a) is hereby amended to read as follows:

Nortel Networks Corporation is the beneficial owner of 18,082,201 shares of Common Stock, representing approximately 26.3% of the Common Stock issued and outstanding. The 18,082,201 shares include (a) 8,547,360 shares of Common Stock issued upon the conversion of 373,947 shares of Series H Preferred Stock, (b) 1,901,253 shares of Common Stock issued upon conversion of all of its shares of Series I Preferred Stock, and (c) 7,633,588 shares of Common Stock issuable upon the conversion of 100,000 shares of Series H Preferred Stock.

(b)	Type of Ownership:

Item 5(b) is hereby amended to read as follows:

Nortel Networks Corporation has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 18,082,201 shares of Common Stock.

(d)	Right to Receive Dividends:

Item 5(d) is hereby amended to read as follows:

Nortel Networks Inc. holds all rights associated with its shares of Common Stock and Series H Preferred Stock, including the right to receive dividends on such shares of Common Stock and Preferred Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended to include the following paragraphs:

     Nortel Networks Inc. is party to that certain letter agreement, dated as of December 7, 2001, by FiberNet Telecom Group, Inc. and acknowledged by Nortel Networks Inc. (the “Letter Agreement”), which is attached as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

     Under the Letter Agreement, the Issuer has agreed that so long as at least twenty-five percent (25%) of the 100,000 shares of the Series H Preferred Stock not converted by Nortel Networks Inc., together with any dividends earned thereon, remain issued and outstanding, the

Page 5 of 12 Pages

Issuer shall not take certain actions without the prior approval of the holders of at least a majority of such shares of Series H Preferred Stock. The Issuer and Nortel Networks Inc. also agreed that Nortel Networks Inc. shall have substantially similar redemption rights relating to the Series H Preferred Stock as provided to the holders of Series J Preferred Stock on a pro rata basis with the holders of Series J Preferred Stock. The Issuer and Nortel Networks Inc. also agreed that under the Certificate of Designation (the “Certificate of Designation”) of the Series H Preferred Stock, the election to treat a Sale (as defined in the Certificate of Designation) as a Liquidation (as defined in the Certificate of Designation) need only be made by a majority of the then issued and outstanding Series H Preferred Stock. The Issuer also agreed to use its best efforts to seek stockholder approval at the next meeting of stockholders of the Issuer for a revised Series H Preferred Certificate of Designation containing the rights, preferences and privileges described in the Letter Agreement.

     Nortel Networks Inc. is also party to that certain letter agreement, dated as of December 7, 2001, by Nortel Networks Inc. and acknowledged by Signal Equity Partners, L.P., which is attached as Exhibit 3 to this Schedule 13D and incorporated herein by reference. Pursuant to this letter agreement, Signal Equity Partners, L.P. has agreed to vote its voting securities of the Issuer in favor of an amendment to the Issuer’s certificate of incorporation amending the terms of the Issuer’s Series H Preferred Stock with respect to the matters contained in the Letter Agreement described above, and Nortel Networks Inc. has agreed to vote its voting securities of the Issuer in favor of certain matters that affect the warrants of the Issuer held by Signal Equity Partners, L.P. The letter agreement terminates on earlier to occur of the completion of the meeting of stockholders of the Issuer to be held for the purpose of voting on the matters contemplated by the letter agreement or the four month anniversary of the date of the letter agreement.

     Nortel Networks Inc. is also party to that certain letter agreement, dated as of December 7, 2001, by SDS Merchant Fund, L.P., Penny Lane Partners, L.P. and Alexander Enterprise Holdings, Inc. (collectively, the “Series J Holders”) and acknowledged by Nortel Networks Inc., which is attached as Exhibit 4 to this Schedule 13D and incorporated herein by reference. Pursuant to this letter agreement, the Series J Holders have agreed to vote their voting securities of the Issuer in favor of an amendment to the Issuer’s certificate of incorporation amending the terms of the Issuer’s Series H Preferred Stock with respect to the matters contained in the Letter Agreement described above. The letter agreement will terminate on the earlier to occur of the completion of the meeting of stockholders of the Issuer to be held for the purpose of voting on the matters contemplated by the letter agreement or June 30, 2002.

Item 7. Material to Be Filed as Exhibits

     Item 7 is hereby amended to include the following paragraph:

Exhibit 2	Letter Agreement, dated as of December 7, 2001 by FiberNet Telecom Group, Inc. and acknowledged by Nortel Networks Inc.

Exhibit 3	Letter Agreement, dated as of December 7, 2001 by Nortel Networks Inc. and acknowledged by Signal Equity Partners, L.P.

Page 6 of 12 Pages

Exhibit 4	Letter Agreement, dated as of December 7, 2001 by SDS Merchant Fund, L.P., Penny Lane Partners, L.P. and Alexander Enterprise Holdings, Inc. and acknowledged by Nortel Networks Inc.

Page 7 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2001.

NORTEL NETWORKS CORPORATION

By:	/s/ Deborah J. Noble

Name: Deborah J. Noble Title: Corporate Secretary

By:	/s/ Linda F. Mezon

Name: Linda F. Mezon Title: Assistant Controller

Page 8 of 12 Pages

SCHEDULE I

DIRECTORS AND OFFICERS OF
NORTEL NETWORKS CORPORATION
AND
NORTEL NETWORKS LIMITED

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

NAME AND CITIZENSHIP		PRESENT PRINCIPAL OCCUPATION
OR EMPLOYMENT

Directors
	Blanchard, James J. American	Verner, Liipfert, Bernhard, McPherson and Hand 901-15th Street, N.W., Suite 700 Washington, DC 20005-2301 USA

	Brown, Robert E. Canadian/British	President and Chief Executive Officer Bombardier Inc. 800 René-Lévesque Boulevard West Montréal, Québec H3B 1Y8 Canada

	Cleghorn, John E. Canadian	Corporate Director Suite 3115, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2J5 Canada

	Dunn, Frank A. Canadian	President and Chief Executive Officer

	Fortier, L. Yves Canadian	Chairman & Senior Partner Ogilvy Renault 1981 McGill College Avenue, 12th Floor Montréal, Québec H3A 3C1 Canada

	Ingram, Robert A. American	Chief Operating Officer and President GlaxoSmithKline 5 Moore Drive Research Triangle Park, North Carolina 27709 USA

	Roth, John A. Canadian	Vice-Chairman of the Board (non-executive)

Page 9 of 12 Pages

	Saucier, Guylaine Canadian	Corporate Director 1321 Sherbrooke Street West, Suite C-61 Montréal, Québec H3G 1J4 Canada

	Smith, Jr., Sherwood H. American	Chairman Emeritus of the Board Carolina Power & Light Company One Hanover Square Building 411 Fayetteville Street Mall Raleigh, North Carolina 27601-1748 USA

	Wilson, Lynton R. Canadian	Chairman of the Board Nortel Networks Corporation Nortel Networks Limited and Chairman of the Board CAE Inc. 483 Bay Street Floor 7, North Tower Toronto, Ontario M5G 2E1 Canada

Officers
	Beatty, Douglas C. Canadian	Controller

	Bolouri, Chahram Canadian	President, Global Customer Care & Supply Chain Operations 9300 Trans Canada Highway St. Laurent, Québec H4S 1K5 Canada

	Bush, Kriss W. American	Vice-President, Tax

	Carney, Lloyd A. American	President, Core IP Networks 1 Place des Frères Montgolfier Guyancourt 78928 France

	Debon, Pascal French	President, Wireless Networks Maidenhead Office Park Westacott Way Maidenhead, Berkshire SL6 3QH United Kingdom

	DeRoma, Nicholas J. American	Chief Legal Officer

	Donahee, Gary R. Canadian/American	President, Americas 2221 Lakeside Blvd. Richardson, Texas 75082-4399 USA

Page 10 of 12 Pages

Donovan, William J. American	Senior Vice President, Human Resources

Doolittle, John M. Canadian	Assistant Treasurer

Dunn, Frank A. Canadian	President and Chief Executive Officer

Hungle, Terry G. Canadian	Chief Financial Officer

Kaye, Robert B. Canadian	General Auditor

Kember, Alan T. Canadian	Chief Marketing Officer 4401 Great America Parkway Santa Clara, California 95054 USA

Mao, Robert Y.L. American	Chief Executive Officer, Nortel China 11/f Tower 3 Sun Dong An Plaza 138 Wang Fu Ji Beijing 100006 China

McFadden, Brian W. Canadian	President, Metro Optical 2351 Boulevard Alfred-Nobel St. Laurent, Québec H4S 2A9 Canada

Mezon, Linda F. American/Canadian	Assistant Controller

Morrison, Blair F. Canadian	Assistant Secretary

Mumford, D. Gregory Canadian	President, Optical Long-Haul Networks 1285 Baseline Road Ottawa, Ontario K2C 3S3 Canada

Noble, Deborah J. Canadian	Corporate Secretary

Plastina, Frank Canadian	President, Metro Networks 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 USA

Page 11 of 12 Pages

Pusey, Stephen C. British	President, Europe, Middle East and Africa Maidenhead Office Park Westacott Way Maidenhead, Berkshire SL6 3QH England

Ricks, Richard C. American	Chief Information Officer 4006 East Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 USA

Ross, Eric J. American	President, Enterprise Solutions 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 USA

Schilling, Steven L. American	President, Optical Ethernet and Corporate Accounts 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 USA

Stevenson, Katharine B. Canadian/American	Treasurer

Tariq, Masood A. Canadian/American	President, Asia c/o Nortel Networks (Asia) Limited 21-22/f Cityplaza One 1111 King’s Road Quarry Bay, Hong Kong

Wilson, Lynton R. Canadian	Chairman of the Board Nortel Networks Corporation Nortel Networks Limited CAE Inc. 483 Bay Street, Floor 7 North Tower Toronto, Ontario M5G 2E1 Canada

Yohe, Vickie L. American	President, Circuit Switching 2221 Lakeside Blvd. Richardson, Texas 75082-4399 USA

Page 12 of 12 Pages

DIRECTOR AND OFFICERS OF
NORTEL NETWORKS INC.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the director and executive officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Inc., 200 Athens Way, Nashville, Tennessee 37228-1397 USA.

Director
	Cross, Mary M. American	President and Vice-President, Finance

Officers

	Ashby, Robert L. American	Vice-President and Treasurer

	Cross, Mary M. American	President and Vice-President, Finance

	Donahee, Gary R. Canadian/American	President, Americas Nortel Networks Corporation Nortel Networks Limited Nortel Networks Inc. 2221 Lakeside Blvd. Richardson, Texas 75082-4399 USA

	Egan, Lynn C. American	Assistant Secretary and Senior Counsel

	Froncek, Frank X. American	Assistant Secretary 4001 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 USA

	Knudsen, Paul T. Canadian	Lawyer and Assistant Secretary 5405 Windward Parkway Alpharetta, Georgia 30004 USA

	Lester, Monica L. American	Assistant Treasurer

	Noble, Deborah J. Canadian	Corporate Secretary, Nortel Networks Corporation and Nortel Networks Limited Assistant Secretary, Nortel Networks Inc. 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

	Schecter, Roger A. American	Secretary and Managing Attorney